

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section

MAR 1 – 2013

Washington DC
400

SEC FILE NUMBER
8- 50366

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   1/1/2012   AND ENDING   12/31/2012
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RNR Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1802 Hempstead Tpke.

                                    (No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

East Meadow   NY   11554
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William V. Romeo   516-222-8850
                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S. A. Koenig & Associates, CPA's P.C.
                              (Name – if *individual, state last, first, middle name*)

485 Underhill Blvd, Suite 100   Syosset   NY   11791
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☒   Certified Public Accountant

     ☐   Public Accountant

     ☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____William V. Romeo_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____RNR Securities, LLC_____, as

of _____December 31_____~20^12_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2012

"Public"

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

CONTENTS

S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Members and Board of Directors of
RNR Securities, LLC
(A Limited Liability Company)
East Meadow, New York

Report on the Financial Statements

We have audited the accompanying statement of financial condition of RNR Securities, LLC (the Company) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud and error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

-1-

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RNR Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
February 27, 2013

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

ASSETS:

Cash	$	69,443
Securities, at fair value		38,900
Commissions receivable		176,553
Property and equipment, net		30,795
Other assets		60,724
Total Assets	$	**376,415**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	176,108

MEMBER'S EQUITY

Total Member's Equity	200,307
Total Liabilities and Member's Equity	$ 376,415

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

RNR Securities, LLC ("The Company") was organized in New York on March 27, 1997. The Company is registered as a broker-dealer with the Securities and Exchange Commission (The "SEC") and is a member of the Financial Regulatory Authority ("FINRA"). The Company is scheduled to dissolve on March 1, 2026. The Company operates pursuant to SEC Rule 15c3-3(k)(i), limiting business to the distribution of mutual funds and/or variable life insurance and annuities, and effective January 2011, the Company began distribution of REITS.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers limited to the distribution of mutual funds and variable life insurance and annuities. As a matter of normal business practice, the Company does not assume positions in securities.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

The Company maintains cash and cash equivalent balances at a financial institution which is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2012, the Company did not have cash or cash equivalent balances at risk.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date with related commission income and expenses reported on a trade date basis.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Investment Valuation

The Company's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of Fair Value Measurements.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Website development costs	3 years
Computer equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	20 years

Income Taxes

Provisions for federal and state income taxes have not been provided for because the Limited Liability Company (LLC) is classified as a partnership for income tax purposes and will not be subject to income tax. As such the LLC's income or loss and credits are passed through to the member and are reported on the member's income tax returns.

The Company follows the uncertainty in income taxes standards. The Company does not have an unrecognized tax benefits. The Company also evaluated its tax positions as of December 31, 2012 and reached the same conclusion.

The Company files income tax returns in the U.S. federal jurisdiction and New York State The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for the years before 2008.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Commissions and Income Recognition

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2013, the date the financial statements were issued. There were no significant subsequent events or transactions which required recognition or disclosure in the financial statements.

3 - INVESTMENTS

Investments at December 31, 2012 are stated at estimated fair value as summarized as follows:

	Fair Value
Mutual funds	$ 38,900

Investment income from investments above for the year ended December 31, 2012 is as follows:

Interest and dividend income	$ 72
Unrealized/realized gain (loss)	2,282
	$ 2,354

4 - FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

4 - FAIR VALUE MEASUREMENTS (CONT'D).

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;

- Quoted prices for identical or similar assets or liabilities in inactive markets;

- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the assets or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012.

Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflect of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4 - FAIR VALUE MEASUREMENTS (CONT'D).

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2012.

| | Assets at Fair Value as of December 31, 2012 | | | |
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 38,900	$ -0-	$ -0-	$ 38,900
Total assets at fair value	$ 38,900	$ -0-	$ -0-	$ 38,900

5 - PROPERTY AND EQUIPMENT

Computer equipment	$ 15,453
Furniture and fixtures	7,326
Leasehold improvements	12,338
	35,117
Less: Accumulated depreciation and amortization	4,322
	$ 30,795

Depreciation and amortization expense related to property and equipment amounted to $3,136 for the year ended December 31, 2012.

6 - RELATED PARTY

The Company shares its offices with R&R Financial Planners, Inc., a party related through majority common ownership of its managing member. There is an expense sharing arrangement with the related party based on usage. For the year ended December 31, 2012, the Company paid $6,542 to the related party for shared expenses. In addition the Company leases it's offices from its Managing Member (See Note 8).

7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company has net capital of $28,559 which was $16,818 in excess of its minimum required net capital of $11,741. The Company's net capital ratio was 6.17 to 1.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

8 - COMMITMENTS AND CONTINGENCIES

The Company leases office space from the managing member, William V. Romeo. Future minimum lease payments under the lease are as follows:

2013 $ 12,250

Rent expense charged to operations amounted to $29,400 which was included in occupancy for the year ended December 31, 2012.

9 - CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

As of December 31, 2012, there were no significant customer accounts having unsecured debit balances that presented any risk.